

Max Harker · 3rd

Strategic Analysis and Finance Executive

Englewood, Colorado, United States · Contact info

Messner Reeves LLP

Cornell University

Experience

Messner Reeves LLP
4 yrs 11 mos

- **Director of Finance**
  Apr 2018 - Present · 4 yrs

  AP, AR, collections, budgeting, forecasting, profitability, pricing, analytics, reporting, statistics, strategy, consulting

- **Sr. Business Analyst**
  May 2017 - Apr 2018 · 1 yr
  Greater Denver Area

Adjunct Professor
BYU-Idaho
Jul 2015 - Apr 2020 · 4 yrs 10 mos
Remote

Instructed ~100 students per semester in Micro Economics. Developed coursework and ensured students understood material.
• Consistently scored in 90th percentile or higher in student reviews among college faculty. ...see more

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Member Of The Board Of Advisors
Honey Gold Processing · Part-time
Nov 2018 - Nov 2019 · 1 yr 1 mo
Boulder, Colorado

Leprino Foods
5 yrs 4 mos

- **Sr. Financial Analyst**
  Sep 2012 - Apr 2017 · 4 yrs 8 mos
  Denver

  Demand forecasting, statistical analysis, risk management, investment analysis, financial analysis

- **Sr. Financial Analyst**
  2012 - 2013 · 1 yr

M.A. Economics, M.S. Finance
University of Colorado Denver
Jan 2012 - May 2014 · 2 yrs 5 mos

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Education

Cornell University
Certificate, Machine Learning
2020 - 2020

University of Colorado Denver
Master of Science (MS), Finance, General
2012 - 2014

University of Colorado Denver
Master of Arts (M.A.), Applied Economics
2012 - 2014

Thesis: Discriminatory Effects of Medicaid Reimbursement Rates on the Poor

Show all 5 education →